Exhibit 99.2
Ralph Lauren Media, LLC
Financial Statements as of and for the
Fiscal Year Ended March 31, 2007, and
Independent Auditors’ Report

RALPH LAUREN MEDIA, LLC
TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF AND FOR THE FISCAL YEAR ENDED MARCH 31, 2007:

Balance Sheet	2

Statement of Income	3

Statement of Members’ Capital	4

Statement of Cash Flows	5

Notes to Financial Statements	6—12

INDEPENDENT AUDITORS’ REPORT
To the Members of Ralph Lauren Media, LLC
We have audited the accompanying balance sheet of Ralph Lauren Media, LLC (the “Company”) as of March 31, 2007, and the related statements of income, members’ capital, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2007, and the results of its operations and its cash flows for the fiscal year then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 1, on March 28, 2007, the Company became a wholly owned subsidiary of one of the members and several agreements between the members were terminated.

/s/  DELOITTE & TOUCHE LLP
September 28, 2007

RALPH LAUREN MEDIA, LLC
BALANCE SHEET
MARCH 31, 2007
(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$54,634
Accounts receivable	2,715
Inventory	21,324
Other current assets	73

Total current assets	78,746

PROPERTY AND EQUIPMENT — Net	893

TOTAL	$79,639

LIABILITIES AND MEMBERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$10,749
Related-party payables	8,159

Total current liabilities	18,908

MEMBERS’ CAPITAL	60,731

TOTAL	$79,639

See notes to financial statements.

RALPH LAUREN MEDIA, LLC
STATEMENT OF INCOME
FISCAL YEAR ENDED MARCH 31, 2007
(In thousands)

NET REVENUES	$116,655

COST OF GOODS SOLD	36,946

Gross profit	79,709

OPERATING EXPENSES — Selling, general and administrative	57,402

INCOME FROM OPERATIONS	22,307

INTEREST INCOME	2,380

INCOME BEFORE INCOME TAXES	24,687

PROVISION FOR STATE INCOME TAXES	523

NET INCOME	$24,164

See notes to financial statements.

RALPH LAUREN MEDIA, LLC
STATEMENT OF MEMBERS’ CAPITAL
FISCAL YEAR ENDED MARCH 31, 2007
(In thousands)

			National
	Polo Ralph		Broadcasting
	Lauren	ValueVision	Company,
	Corporation	Media, Inc.	Inc.	Total

MEMBERS’ CAPITAL (DEFICIT) — April 1, 2006	$18,290	$(5,999)	$25,217	$37,508
Contribution of services	1,059			1,059
Distribution of capital	(1,000)	(250)	(750)	(2,000)
Net income	12,082	3,020	9,062	24,164
Purchase of Members’ ownership interest	30,300	3,229	(33,529)	—

MEMBERS’ CAPITAL — March 31, 2007	$60,731	$—	$—	$60,731

See notes to financial statements.

RALPH LAUREN MEDIA, LLC
STATEMENT OF CASH FLOWS
FISCAL YEAR ENDED MARCH 31, 2007
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$24,164
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	107
Services provided by Joint Venture Members	1,059
Changes in assets and liabilities:
Accounts receivable	(978)
Related-party receivables	98
Inventory	(4,531)
Other current assets	(20)
Accounts payable and accrued expenses	4,565
Related-party payables	(941)

Net cash provided by operating activities	23,523

CASH FLOWS FROM INVESTING ACTIVITIES — Capital expenditures	(693)

Cash used in investing activities	(693)

CASH FLOWS FROM FINANCING ACTIVITIES — Distribution of capital	(2,000)

Cash used in financing activities	(2,000)

NET INCREASE IN CASH AND CASH EQUIVALENTS	20,830

CASH AND CASH EQUIVALENTS — Beginning of period	33,804

CASH AND CASH EQUIVALENTS — End of period	$54,634

SUPPLEMENTAL INFORMATION — Cash paid for income taxes	$622

See notes to financial statements.

RALPH LAUREN MEDIA, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE FISCAL YEAR ENDED MARCH 31, 2007
(In thousands)

1.	BUSINESS AND ORGANIZATION

Ralph Lauren Media, LLC (the “Company”) was formed to bring the Polo American lifestyle experience to consumers via multiple media platforms, including the Internet, broadcast, cable and print. The Company’s first initiative is the RalphLauren.com website, which opened its virtual doors in November 2000. RalphLauren.com provides entertaining format and content that promotes and sells the Polo brands.

The Company, which was formed in February 2000, was a 30-year joint venture between Polo Ralph Lauren Corporation (“Polo”), which owned 50% of the Company, National Broadcasting Company, Inc. (NBC), which owned 37.5% of the Company, and ValueVision Media, Inc. (formerly ValueVision International, Inc.) (“ValueVision”), which owned 12.5% of the Company. NBC and ValueVision collectively formed the “Media Members.” The Company’s managing board had equal representation from Polo and the Media Members. The details were presented in the Joint Venture agreement dated February 7, 2000.

On March 28, 2007, Polo acquired the 50% equity interest in the Company held by NBC and its related entities (37.5%) and ValueVision and its related entities (12.5%). As a result of this transaction, the Company became a wholly owned subsidiary of Polo, and NBC and ValueVision no longer have any Members’ Capital in the Company. In connection with the acquisition, the Joint Venture Agreement, the Operating Agreement, the Supply Agreement, the License Agreement, the Advertising Agreement, the Promotion Agreement and the Restated Limited Liability Company Agreement were all terminated. The Services Agreement, whereby ValueVision provides telemarketing, customer support and fulfillment operations to the Company, is still in effect, as amended. The activities of the Company are expected to remain the same subsequent to the acquisition with the exception of the termination of the License Agreement and administrative services as detailed in Note 9.

Polo provided marketing through its annual print advertising campaign and provides inventory to the Company through a Supply Agreement (the “Supply Agreement”). Polo makes its merchandise available at cost of inventory and handles excess inventory through its outlet stores. As detailed in Note 9, Polo provides the Company with accounting, legal and human resources services as well as facilities support.

As detailed in Note 9, ValueVision provides the Company with telemarketing, customer support and fulfillment operations.

2.	BASIS OF PRESENTATION

Fiscal Year — The Company’s fiscal year end is based on a 12-month fiscal year which ends on the Saturday nearest to March 31. All references to “fiscal 2007” represent the fiscal year ending March 31, 2007.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and assumptions affect amounts of assets, liabilities, revenues and expenses, and the disclosure of gain and loss contingencies at the date of the financial statements. The amounts currently estimated by the Company are subject to change if different assumptions as to the outcome of future events were made.
The Company evaluates its estimates and judgments on an ongoing basis and predicates those estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management makes adjustments to its assumptions and judgments when facts and circumstances dictate. The primary estimates underlying the financial statements include sales returns and deferred revenue. Actual results may differ from the estimates used by the Company in preparing the accompanying financial statements.
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition — The Company recognizes revenue from e-commerce sales upon receipt of products by customers. Sales to individuals are paid for entirely with credit cards. Shipping and handling fees billed to customers are included in net revenues and the related costs are included in operating expenses. The Company records revenue from gift cards as deferred revenue and recognizes revenue upon redemption. Gift cards sold to customers do not have expiration dates.

Allowances for estimated returns are provided when sales are recorded. The Company’s reserve for sales returns, which is included in accounts payable and accrued expenses, is approximately $2.1 million at March 31, 2007. Deferred revenues are reported according to the expected delivery date to the customer. It is estimated that the last three days of sales are considered deferred revenue and at March 31, 2007, was $1.9 million and classified in accounts payable and accrued expenses.

Cost of Goods Sold — Cost of goods sold includes the expenses incurred to acquire inventory for sale, including product costs, freight-in and import costs. Cost of goods sold also includes reserves for shrinkage, damages and inventory obsolescence. The costs of selling merchandise, including preparing the merchandise for sale, such as picking, packing, shipping, warehousing and order costs are included in selling, general and administrative (SG&A).

Shipping and Handling Costs — The costs associated with shipping goods to the customer are reflected as a component of SG&A. Shipping and handling costs incurred approximated $7.2 million in fiscal 2007.

Advertising Costs — In accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 93-7, Reporting on Advertising Costs, advertising costs, including the costs to produce advertising, are expensed upon the first time that the advertisement is exhibited. Advertising expense was approximately $6.2 million for fiscal 2007. There were no deferred advertising costs recorded as of March 31, 2007.

Technology and Website Development — The Company develops its website through use of internal and external resources. External costs incurred in connection with development of the website, prior to technological feasibility, are expensed when incurred. Costs incurred subsequent to technological feasibility through the period of the site availability are capitalized.

Comprehensive Income — Comprehensive income was equal to the net income during fiscal 2007.

Stock-Based Compensation — Effective fiscal 2007, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 123R, Share-Based Payment (FAS 123R), which requires compensation cost to be recognized for all stock-based compensation awards granted, modified or settled on or after April 2, 2006. This program is managed by Polo and the cost is allocated to the Company. In fiscal 2007, the Company incurred costs of $0.3 million in relation to these compensation awards. The following weighted-average assumptions were used for all grants in fiscal 2007: annual dividend yield of 0.39%, expected volatility of 33.2%, risk-free interest rate of 4.9%, and an expected term to exercise of 4-5 years.
Cash and Cash Equivalents — Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less.
Accounts Receivable — The balance represents receivables related to sales generated from the website through GSI Commerce, Inc. (GSI), a third-party provider of e-commerce solutions. GSI remits the collected tender to the Company.
Inventory — Inventory, which consists entirely of finished goods, is valued at the lower of cost or market value as determined on a weighted-average cost basis. All risks of ownership of excess inventory, as defined by the Supply Agreement, are borne by Polo, which reimburses the Company at cost for all saleable inventories returned.
Property and Equipment — Property and equipment is carried at cost, less accumulated depreciation and amortization. Computer equipment and technology and website development are depreciated using the straight-line method over their estimated useful lives of up to three years when placed in service. Major additions are capitalized, and repairs and maintenance are charged to operations in the period incurred. As of March 31, 2007, the Company had $0.6 million of additions that were not yet placed in service.
Accounting for Capital Contributions — Through March 28, 2007, the Company recorded in-kind contributions from the members at the members’ carrying value on their financial statements at the time of contribution. Member cash contributions are recorded at the time of contribution.
Income Tax — The Company is not considered a taxable entity for federal income tax purposes and most state income tax purposes. The members report any taxable income or losses on their respective income tax returns. The income tax expense for fiscal 2007, $0.5 million, represents state taxes incurred by the Company in states that tax the Company at the entity level as opposed to the member level.
Concentration of Credit Risks — The Company is potentially exposed to credit risk primarily due to cash deposits. The Company reduces this risk by depositing all of its funds with a number of major banks and financial institutions and investing in high-quality instruments.
4.	RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2006, the FASB issued Financial Accounting Standards Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of Statement of Financial Accounting Standards No. 109, which clarifies the accounting for uncertainty in income tax positions. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN No. 48 is a two-step process. The Company first will be required to determine whether it is “more-likely-than-not” that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the “more-likely-than-not” recognition threshold will then be measured to determine the amount of benefit to recognize in the financial statements based upon the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN No. 48 is effective for the Company as of the beginning of fiscal 2008 (April 1, 2007). The application of FIN No. 48 is not expected to have a material effect on the Company’s financial statements.
In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of Statement of Financial Accounting Standards No. 115. FASB Statement No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Unrealized gains and losses on items for which the fair value option is elected will be recognized in earnings at each subsequent reporting date. FASB Statement No. 159 is effective for the Company as of the beginning of fiscal 2009 (March 30, 2008). The application of FASB Statement No. 159 is not expected to have a material effect on the Company’s financial statements.
In September 2006, the FASB issued FASB Statement No. 158, Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans — an amendment of Statement of Financial Accounting Standards No. 87, 88, 106 and 132R. FASB Statement No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to recognize the funded status of a benefit plan — measured as the difference between plan assets at fair value (with limited exceptions) and the benefit obligation — in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other postretirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated postretirement benefit obligation. FASB Statement No. 158 is effective for fiscal years ending after December 15, 2006. As the Company does not maintain any defined benefit plans, the application of FASB Statement No. 158 did not have an effect on the Company’s financial statements.
In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements. FASB Statement No. 157 defines fair value, establishes a framework for measuring fair value in accordance with US GAAP and expands disclosures about fair value measurements. FASB Statement No. 157 is effective for the Company as of the beginning of fiscal 2009. The application of FASB Statement No. 157 is not expected to have a material effect on the Company’s financial statements.
5.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

The Company’s accounts payable and accrued expenses consist of the following as of March 31, 2007:

Operating expenses	$3,624
Reserve for sales returns	2,078
Gift cards liability	1,056
Accrued employee costs	1,772
Taxes payable	347
Deferred revenue	1,872

$10,749

6.	MEMBERS’ CAPITAL

Contributions of services by Polo through March 28, 2007, had a value of $1.1 million in fiscal 2007 which was determined on a proportional cost allocation method. Distributions of capital amounted to $2.0 million in fiscal 2007 and were allocated in accordance with ownership percentages.

The Company allocates profits and losses to the members in accordance with the LLC Agreement. The LLC Agreement provides that losses are first allocated to the members in a manner to make their member’s tax basis capital account balances consistent with their ownership percentages, then pro rata in accordance with their ownership percentages. Profits of the Company are allocated to the members in accordance with their ownership percentages.

7.	STOCK-BASED COMPENSATION

In connection with the hiring of key executives, Polo has issued options for the purchase of Polo common stock and restricted stock units to certain executives of the Company. Polo granted 9,900 options on June 8, 2006, at an exercise price of $55.43 equal to fair market value at the date of grant. The options become exercisable ratably, over a three-year vesting period for employees. The stock options generally expire either seven or ten years from the date of grant. Such stock awards are managed by Polo.

Polo granted 5,403 restricted stock units on June 15, 2006, which are subject to Polo’s satisfaction of performance goals and will vest in three equal installments on the first three anniversaries of the grant date through June 15, 2009. Performance-based restricted stock units also are payable in shares of Polo’s common stock and may vest over (1) a three-year period of time (cliff vesting), subject to the employee’s continuing employment and Polo’s satisfaction of certain performance goals over the three-year period; or (2) ratably over a three-year period of time (graded vesting), subject to the employee’s continuing employment during the applicable vesting period and the achievement by the Company of separate annual performance goals. Compensation expense for performance-based restricted stock units is recognized over the service period when attainment of the performance goals is probable. This accounted as variable arrangements. The Company is required to reimburse Polo for the expense and has recorded compensation expense of $0.3 million in fiscal 2007 related to the restricted stock units and stock options and are included in SG&A.

8.	SIGNIFICANT AGREEMENT

In November 2003, the Company entered into an agreement with GSI for e-commerce technology services. In connection with this agreement, the Company pays a service fee to GSI equivalent to a percentage of net merchandising revenue, as defined in the agreement. GSI is also responsible for all credit card processing fees and credit risk on all sales processed through its technology platform. During fiscal 2007, the Company recorded expenses of approximately $13.1 million.

9.	RELATED-PARTY TRANSACTIONS

Licensing — The Company entered into a license agreement with a wholly owned subsidiary of Polo (the “License Agreement”). The terms of the License Agreement require the Company to pay a royalty on the sale of Polo products based on a specified percentage of net retail sales. The volume of net retail sales shall be reset to zero each year. The royalty calculation for fiscal 2007 is based on the calendar year ending December 30, 2006. During fiscal 2007, the Company paid royalties of $2.9 million which are included in SG&A. In connection with a change in ownership more fully described in Note 1, this agreement was terminated on March 28, 2007.

Inventory — Under the terms of the Supply Agreement, the Company has the right to purchase its inventory from Polo, its suppliers and its licensees, at Polo’s cost. During fiscal 2007, the Company purchased approximately $37.2 million or 84.0% of its inventory from Polo and its suppliers, and $6.4 million, or 14% from Polo licensees. The Company relies on Polo and its relationship with its suppliers to achieve favorable inventory costs in accordance with the Supply Agreement. If Polo were to terminate the Supply Agreement or be unable to continue its relationships with its suppliers, there may be a material adverse effect to the Company and its cost of doing business. At least twice a year, Polo agrees to purchase from the Company, at the Company’s cost, all unsold Polo products that were purchased in accordance with the Supply Agreement, subject to certain exclusions. During fiscal 2007, Polo purchased $5.0 million in unsold inventory from the Company. At March 31, 2007, the Company had a payable due to Polo for inventory and other services of approximately $7.1 million. This amount is included in related-party payables in the accompanying balance sheet.
Fulfillment — ValueVision provides telemarketing, customer support and fulfillment operations to the Company based on the agreement entered into on May 18, 2004. In October 2006, the Company amended its Services Agreement with ValueVision. The amendment provided for an extension of the term of the agreement to August 31, 2008, with an option to extend this term for up to an additional 12 months, required the Company to commit to minimum order and call center contact volumes, and changed its order fulfillment pricing from a net order to gross units shipped pricing structure, among other things. For fiscal 2007, telemarketing, customer support and fulfillment expenses (inclusive of system expenses) amounted to approximately $10.3 million and are included in SG&A. The liability for these services was $1.1 million as of March 31, 2007, and is included in related-party payables in the accompanying balance sheet.
Administrative Services — Polo provides the Company with administrative services in the way of accounting, treasury, human resources, payroll services, accounts payable services, office space and utilities, IT support and legal services. The services Polo provided totaled approximately $1.1 million for fiscal 2007 based on a proportional cost allocation method and are included in SG&A and as a capital contribution in Polo’s capital account. The Company reimburses payroll and operating expenses which are initially paid by Polo. In connection with a change in ownership more fully described in Note 1, this agreement was terminated on March 28, 2007.
Employee Benefits — The Company currently does not maintain any of its own employee benefit plans, including health, dental, short-term disability, long-term disability and 401(k). Polo administers these benefits and the Company’s employees are permitted to participate. During fiscal 2007, the Company recorded expenses of approximately $1.1 million for these benefits based on a proportional cost allocation method.

10.	LEASE

On December 18, 2006, the Company entered into a lease agreement for a 360,000 square-foot distribution center facility located in High Point, North Carolina. The lease has an initial term of fifteen years and contains four 5-year extension options. Rent payment increases by one and one-eighth percent (1.125%) over the fixed annual rent payable at the end of the prior lease year. Rent commences upon the substantial completion of the facility by the lessor, which occurred in September 2007.

As of March 31, 2007, future minimum rental payments under noncancelable operating leases with lease terms in excess of one year were as follows:

Annual Minimum
Operating Lease
Payments
Fiscal Year Ending	(Thousands)

2008	$843
2009	1,272
2010	1,287
2011	1,301
2012	1,316
2013 and thereafter	15,233

Total	$21,252

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